Exhibit 99.44

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and nine months ended June 30, 2025 and 2024

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Highlander Silver Corp. (the “Company” or “Highlander”) provides information on the Company’s business activities, financial condition, financial performance, cash flows and outlook for the three and nine months ended June 30, 2025, with comparative information for the three and nine months ended June 30, 2024. This MD&A is dated August 12, 2025 and takes into account information available up to and including that date.

The Company reports its financial position, financial performance and cash flows in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and nine months ended June 30, 2025 and the annual consolidated financial statements for the year ended September 30, 2024, which are available on the Company’s website at www.highlandersilver.com and on the SEDAR+ website at www.sedarplus.ca. Additional information relating to the Company, including the Company’s Annual Information Form, is also set out on the SEDAR+ website at www.sedarplus.ca.

All dollar amounts reported herein are expressed in Canadian dollars unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This document includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Words such as “intends”, “expects”, “will be”, “underway”, “targeted”, “planned”, “objective”, “expected”, “potential”, “continue”, “estimated”, “would”, “subject to” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements in herein include, but are not limited to: statements regarding the Company’s exploration and development plans at San Luis, including specific phases, plans, timing, costs, results thereof, and other disclosure set out under “Exploration Plans” herein; the Company’s plan for the San Luis Project is to advance the project through integrated exploration, environmental and community development programs; the Company’s aim of employing its participatory development model based on community capacity building through skill and safety training, employment, entrepreneurship, infrastructure development and environmental, cultural, health and education programs; specific timing and costs of the Company’s proposed exploration program, including timing and cost of implementing Phase 1 and Phase 2 as recommended in the Technical Report; the Company expects to continue to obtain the necessary funds primarily through the issuance of common shares in support of its business objectives; intended use of proceeds from the Offering; the Company, upon approval from its Board of Directors, intends to balance its overall capital structure through a combination of equity financing and/or other forms of financing; and that the Company’s planning and budgeting will ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the San Luis Project.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including risks related to the business of the Company; the ability of the Company to raise sufficient capital; general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of precious and base metals; accidents; global outbreaks and contagious diseases (including COVID-19); business and economic conditions in the mining industry generally; the supply and demand for labour and other project inputs; adverse claims made by local communities; changes in commodity prices; unanticipated exploration and development challenges (including failure of equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters); adverse weather conditions; political risk and social unrest; changes in interest and currency exchange rates; and the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

These forward-looking statements were derived using numerous assumptions, including assumptions regarding general business and economic conditions; the Company’s ability to develop and maintain relationships with local communities; commodity prices; anticipated costs and expenditures; the Company’s ability to advance exploration efforts at San Luis and La Estrella; and the results of such exploration efforts. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward- looking statements. If we update any forward-looking statements, no inference should be drawn that we will make additional updates with respect to other forward-looking statements. All forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

DESCRIPTION OF BUSINESS

Highlander is primarily focused on advancing the bonanza grade San Luis gold-silver project located adjacent to the past-producing Pierina mine in Central Peru (the “San Luis Project”). San Luis hosts Indicated Mineral Resources of 356 koz Au at 24.4 g/t Au and 8.4 Moz Ag at 579 g/t Ag and Inferred Mineral Resources of 8 koz Au at 4.9 g/t Au and 336 koz Ag at 202 g/t Ag.

Highlander is listed on the Toronto Stock Exchange (the “TSX”) under the ticker symbol “HSLV”.

HIGHLIGHTS AND ACTIVITIES

The following activities and developments were achieved during the quarter:

On May 12, 2025, Highlander announced the commencement of infrastructure programs with the participation of its community partners to support the start of drilling at the San Luis Project.

On May 13, 2025, the Company’s common shares commenced trading on the TSX and were delisted from the Canadian Securities Exchange.

On June 9, 2025, Highlander announced that it had commenced its maiden drilling program targeting recently sampled but previously undrilled high grade mineralization in outcrop at the Bonita vein system located approximately 10 km to the south of the Ayelen deposit at its San Luis Project.

On June 12, 2025, Highlander made a US$1,250,000 payment to SSR Mining Inc. (“SSR Mining”) in relation to the first contingent cash consideration of the share purchase agreement (stated below) between the Company and SSR Mining.

Subsequent Event

On July 29, 2025, Highlander reported assay results from the first seven holes drilled to test a conceptual open pit target along a ridgeline where the Bonita vein system is exposed 10 km to the south of the Ayelen underground deposit at its San Luis Project. Drilling is ongoing with one drill rig and regulatory approval has been recently obtained to expand the program to include a second drill rig.

MINERAL PROPERTIES AND OUTLOOK

San Luis

On May 23, 2024, the Company announced closing of the acquisition of the San Luis Project from SSR Mining Inc. (“SSR Mining”), pursuant to the share purchase agreement between the Company and SSR Mining dated November 29, 2023, as amended (the “SPA”). The project is located in the Ancash Department, which is well-known for mining in Peru with major past and present production from the Pierina gold mine and Antamina copper-zinc mine, respectively.

San Luis currently hosts Indicated Mineral Resources of 356 koz Au at 24.4 g/t Au and 8.4 Moz Ag at 579 g/t Ag and Inferred Mineral Resources of 8 koz Au at 4.9 g/t Au and 336 koz Ag at 202 g/t Ag.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

The mineral resource estimate is hosted within the Ayelen vein system and is open in multiple directions. Furthermore, there are multiple targets for growth on the property given limited and focused historical drilling, and undrilled targets supported by highly anomalous (> 4 g/t Au) trenching and rock samples. The extensive land holding totaling more than 23,000 hectares has yet to be systematically explored with many structures that have not yet been sampled and extensions of vein trends under cover that have not been tested providing further exploration potential. Given this, Highlander plans to implement a comprehensive program of geological mapping, sampling, and geophysical surveys to develop a technical assessment of the discovery potential before more focused exploration on the highest priority targets.

The Company acquired the San Luis Project for upfront cash consideration of US$5,000,000 and an additional US$37,500,000 in contingent cash consideration (the “Contingent Consideration”) upon completion of the following milestones in relation to the San Luis Project pursuant to the SPA:

(a)	US$1,250,000 after the commencement of an initial drilling program (this has been paid to-date);

(b)	US$1,250,000 after the first anniversary of the commencement of an initial drilling program;

(c)	US$5,000,000 after the completion of a feasibility study;

(d)	US$10,000,000 after the beginning of commercial production;

(e)	US$10,000,000 after the first anniversary of commercial production; and

(f)	US$10,000,000 after the second anniversary of commercial production.

The Contingent Consideration is only accrued and payable if and when the above milestones are achieved.

Pursuant to the SPA, a 4% net smelter returns royalty (the “Royalty”) on the San Luis Project was granted to SSR Mining. At any time before the commencement of mine construction on the San Luis Project, the Company may buy back half of the Royalty for US$15,000,000, which if, exercised, would reduce SSR Mining’s royalty interest to 2%.

Exploration Plans

The Company’s plan for the San Luis Project is to advance the project through integrated exploration, environmental and community development programs. The goal is to surface the resource potential of the project through exploration and undertake environmental studies to support future technical studies, permitting and evaluations of economic potential for development.

Since the acquisition of the San Luis Project in May 2024, the Company has performed field reconnaissance of the project with mapping in an area north of the Ayelen vein system that has identified new veins and continues to undertake a review of prior exploration plans and targets, particularly at the Bonita vein system, based on new integration and analysis of existing data, drill core review and field work validation.

Bonita is an epithermal gold-silver vein system hosted by a package of volcanic rocks situated 10 km south and 700 m lower in elevation than Ayelen. It is exposed in outcrop over an area of 800m by 200m and remains open in all directions.

On March 14, 2025, the Company released an updated technical report titled “Technical Report for the San Luis Property” with an effective date of January 15, 2025, prepared by independent qualified person, Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng. (the “Technical Report”).

On May 12, 2025, Highlander announced the commencement of infrastructure programs with the participation of its community partners to support start of exploration programs at the San Luis Project.

The Technical Report recommends a two-phase exploration plan. The Company previously initiated Phase 1 of the exploration program with detailed mapping and systematic channel sampling of the known mineralized structures at the Bonita vein system. On June 9, 2025, Highlander announced that it had commenced its maiden drilling program targeting recently sampled but previously undrilled high grade mineralization in outcrop at the Bonita vein system using one drill rig. The Company is attempting to map these areas with a drone-based geophysical survey, a technological breakthrough in high elevation settings. In addition, the Company plans to carry out prospecting, mapping and sampling at the adjacent areas to identify and follow up on additional veins, with the objective of defining further targets for drilling. As at June 30, 2025, the Company has spent approximately $1.3 million on Phase 1, with the remaining activities in Phase 1 to be completed by September of the current year.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

At the conclusion of Phase 1, the Company will immediately commence Phase 2 of the exploration program recommended in the Technical Report by adding the second permitted drill rig, extending drilling activities (including drilling of priority targets identified in Phase 1), and continuing community programs and infrastructure development for the remainder of 2025 and into first half of 2026.

Community Relations

The property occupies community land and developing and growing social license is a priority for Highlander. The Company is actively engaged with the communities in the direct area of influence of the San Luis Project with the aim of employing its participatory development model based on community capacity building through skill and safety training, employment, entrepreneurship, infrastructure development and environmental, cultural, health and education programs. The Company has an established presence on the property and community agreement to support exploration and drilling. Road rehabilitation work continues at site after the conclusion of the rainy season and discussions are ongoing regarding further infrastructure projects.

La Estrella

The La Estrella Project is located in the Huancavelica Department, Central Peru, about 250 km ESE of Lima, on the eastern slope of the Western Cordillera. It is within the prolific Miocene polymetallic belt, approximately 34 km NNE of the Julcani Mine, which has produced over 105 million ounces of silver from high grade vein mineralization averaging 16 ounces per ton since production started by Buenaventura in 1953 (Hector Barrionuevo, Julcani – Mina emblematica de Minas Buenaventura con 63 años de operación. PERU XVIII Peruvian Geological Congress).

In 2023, the Company developed 3D geological models of the (Ag-Au ±Pb ±Zn ±Cu) mineralization using the available drilling information and interpreted geological controls. Potential extensions to the mineralized envelopes have been used to outline a near-surface exploration target of 15 to 35 Mt averaging between 50 and 60 g/t Ag, and 0.4 to 0.6 g/t Au containing some 25 to 60 Moz Ag and 0.2 to 0.7 Moz Au.

The potential quantity and grade of the exploration target was determined based on 3D geological models of the Ag-Au mineralization using the available drilling information and interpreted geological controls. The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Alta Victoria

Following a strategic review of the Company’s mineral project portfolio, and the need to focus resources on projects that have the highest probability of creating shareholder value, the decision was taken to allow the mining lease at Alta Victoria to lapse on December 4, 2023.

Politunche

Following a strategic review of the Company’s portfolio, and the decision to focus resources on the highest quality projects, the Company announced the termination of its option to acquire a 100% interest in the Politunche project on July 13, 2023, effective immediately.

Exploration Expenses (Restated)

As disclosed in Note 3 of the Company’s condensed consolidated interim financial statements for the three and nine months ended June 30, 2025, the Company has voluntarily changed its accounting policy for expenditures on exploration and evaluation, with all such expenditures now expensed until the date the technical feasibility and commercial viability of extracting mineral resource are demonstrable for a project, and on receipt of project development approval from the Board of Directors. The approval from the Board of Directors will be dependent on the Company obtaining the necessary permits and licenses to develop the mineral property.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

The following tables summarize exploration expenses by activity and project.

For the three months ended June 30, 2025

	San Luis	La Estrella	Total
Assay and analysis	$102,763	$–	$102,763
Community relations	39,251	5,505	44,756
Concession fees	2,041,585	12,131	2,053,716
Depreciation	6,627	294	6,921
Drilling and drilling related costs	192,572	–	192,572
Environmental, regulatory and permitting	9,105	–	9,105
Geological and geophysical investigations	36,131	–	36,131
Reclamation provision	40,839	–	40,839
Salaries, contractors and project administration	561,075	42,836	603,911
Site preparation, camp and field expenses	358,289	1,724	360,013
Studies	7,273	–	7,273
	$3,395,510	$62,490	$3,458,000

For the nine months ended June 30, 2025

	San Luis	La Estrella	Total
Assay and analysis	$102,763	$–	$102,763
Community relations	55,602	11,318	66,920
Concession fees	2,041,585	12,131	2,053,716
Depreciation	12,541	885	13,426
Drilling and drilling related costs	192,572	–	192,572
Environmental, regulatory and permitting	18,376	–	18,376
Geological and geophysical investigations	36,131	–	36,131
Reclamation provision	40,839	–	40,839
Salaries, contractors and project administration	1,361,815	134,671	1,496,486
Site preparation, camp and field expenses	577,042	24,655	601,697
Studies	7,273	–	7,273
	$4,446,539	$183,660	$4,630,199

For the three months ended June 30, 2024

	Alta Victoria (Restated)	La Estrella (Restated)	Politunche (Restated)	San Luis (Restated)	Total (Restated)
Depreciation	$–	$345	$–	$–	$345
Geological and geophysical investigations	37	(47,243)	–	124,659	77,453
Salaries, contractors and project administration	18,670	162,338	10	74,793	255,811
Site preparation, camp and field expenses	1,248	4,113	–	–	5,361
	$19,955	$119,553	$10	$199,452	$338,970

For the nine months ended June 30, 2024

	Alta Victoria (Restated)	La Estrella (Restated)	Politunche (Restated)	San Luis (Restated)	Total (Restated)
Depreciation	$–	$2,849	$–	$–	$2,849
Geological and geophysical investigations	7,677	136,020	–	124,659	268,356
Salaries, contractors and project administration	149,748	301,626	2,274	74,793	528,441
Site preparation, camp and field expenses	19,503	23,205	–	–	42,708
	$176,928	$463,700	$2,274	$199,452	$842,354

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

The increase in exploration expenses to $3,458,000 and $4,630,199 for the three and nine months ended June 30, 2025, respectively, from $338,970 and $842,354 for the three and nine months ended June 30, 2024, respectively, was primarily driven by the increase of exploration activities, including drilling, at the San Luis Project, which was acquired in May 2024. This increase was offset by reduced exploration activities at Alta Victoria, Politunche and La Estrella as the Company concentrated its efforts on advancing the San Luis Project.

Concession fees were higher for the three and nine months ended June 30, 2025, compared to the same periods in 2024, mainly due to the catch-up payment of concession fees for the San Luis Project in June 2025.

Drilling and drilling related costs were higher for the three and nine months ended June 30, 2025, compared to the same periods in 2024, mainly due to the commencement of the drilling program at the Bonita vein system in June 2025.

Salaries, contractors and project administration were higher for the three and nine months ended June 30, 2025, compared to the same periods in 2024, mainly related to the addition of personnel and contractors to support the commencement of operating activities and the drilling program at the San Luis Project.

The increase in site preparation, camp, and field expenses aligns with the ramp-up in exploration activities at the San Luis Project, driven by higher costs related to road maintenance, site travel, and the procurement of supplies and materials.

The decrease in geological and geophysical investigation expenses for the three and nine months ended June 30, 2025, is primarily due to timing of incurring these expenses, which are expected to be in the second half of 2025.

LOSS FROM OPERATIONS

	Three months ended June 30,		Nine months ended June 30,
	2025	2024 (Restated)	2025	2024 (Restated)

Exploration expenses	$3,458,000	$338,970	$4,630,199	$842,354
General and administrative expenses	1,731,474	71,172	4,102,514	1,177,014
Loss from operations	5,189,474	410,142	8,732,713	2,019,368

Gain on disposal of equipment	–	(7,511)	(137,294)	(11,827)
Finance cost	95,009	–	231,796	–
Interest and other income	(210,437)	(44,197)	(335,495)	(95,532)
Foreign exchange (income) loss	(116,960)	–	135,134	–
Write-off of mineral property interests	–	174	–	36,660
Write-off of receivables	5,649	–	182,052	–
Net loss	$4,962,735	$358,608	$8,808,906	$1,948,669

Three Months Ended June 30, 2025 Compared to Three Months Ended June 30, 2024

The Company incurred loss from operations of $5,189,474 for the three months ended June 30, 2025 (June 30, 2024 – $410,142). The increase is due to the following factors:

●	An increase in exploration expenses of $3,458,000 for the three months ended June 30, 2025 (June 30, 2024 – $338,970) from the increase in exploration activities at the San Luis Project, which was acquired in May 2024. During Q3 2025, the Company incurred significant operating costs, including the catch-up payment of concession fees, as well as site preparation, camp and field expenses, together with salaries, contractor and project administration costs. The increase was further driven by the commencement of the Company’s maiden drilling program at the Bonita vein system in June 2025.

●	General and Administrative (“G&A”) expenses increased to $1,731,474 for the three months ending June 30, 2025, compared to $71,172 in the same period in 2024. The increase was primarily driven by higher filing and regulatory fees, which rose to $217,199 (June 30, 2024 – $17,552) due to the Company’s listing on the TSX. In addition, salaries and benefits increased to $618,514 (June 30, 2024 – $nil), reflecting the expansion of the corporate team to support operational growth following the San Luis Project acquisition in May 2024. Share-based compensation also rose to $476,897 (June 30, 2024 – $nil), attributable to new stock options granted during 2025.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

●	Finance costs increased to $95,009 for the three months ended June 30, 2025 (June 30, 2024 – $nil). The increase was primarily driven by expenses associated with the filing of a base shelf prospectus and at-the-market financing program in April 2025.

Nine Months Ended June 30, 2025, Compared to Nine Months Ended June 30, 2024

The Company incurred loss from operations of $8,732,713 for the nine months ended June 30, 2025 (June 30, 2024 – $2,019,368). The increase is due to the following factors:

●	Exploration expenses rose to $4,630,199 for the nine months ended June 30, 2025 (June 30, 2024 – $842,354), primarily driven by an increase in exploration activities at the San Luis Project, which was acquired in May 2024. During this period, the Company undertook initial fieldwork, including geological mapping, sampling, and site preparation. Additionally, the Company made a catch-up payment of concession fees and incurred costs related to camp and field operations, salaries, contractor services, and project administration. The increase was further amplified by the launch of the Company’s maiden drilling program at the Bonita vein system in June 2025.

●	G&A expenses increased to $4,102,514 for the nine months ending June 30, 2025, compared to $1,177,014 in the same period in 2024. The increase was primarily driven by higher filing and regulatory fees, which rose to $298,718 (June 30, 2024 – $35,311) due to the Company’s listing on the TSX. In addition, salaries and benefits increased to $1,197,828 (June 30, 2024 – $nil), reflecting the expansion of the corporate team to support operational growth following the San Luis Project acquisition in May 2024. Share-based compensation also rose to $1,580,194 (June 30, 2024 – $599,005), attributable to new stock options granted during 2025.

●	The gain on disposal of equipment of $137,294 for the nine months ended June 30, 2025, was attributed from the sale of a vehicle and various equipment items, which were no longer in use. These assets had a net book value of zero at the time of sale.

●	Finance costs increased to $231,796 for the nine months ended June 30, 2025 (June 30, 2024 – $nil). The increase was primarily driven by expenses associated with the filing of a base shelf prospectus and at-the-market financing program in April 2025.

●	The write-off of receivables of $182,052 for the nine months ended June 30, 2025 (June 30, 2024 – $nil) was primarily due to the write-off of $172,994 in a receivable from SUNAT (the tax authority in Peru), related to penalties and interest paid in 2019 by a predecessor entity of the San Luis Project following an audit of its 2015 income tax return. The Company initially recognized a receivable in respect of this amount, based on its assessment that it was recoverable through successful legal challenge. The Company subsequently filed a claim challenging the assessment, which was denied by SUNAT and upheld by the Peruvian Tax Court on appeal. In February 2024, the Company initiated further legal proceedings with the Superior Court of Justice of Lima, seeking to annul the Tax Court’s decision. During the three months ended March 31, 2025, the Company reassessed the recoverability of the receivable. Although legal proceedings to annul the Peruvian Tax Court’s decision denying the claim remain ongoing, the Company concluded that, due to the uncertainty and expected duration of the process, recovery was no longer probable in the near term. As a result, the full amount was written off during the period.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

SUMMARY OF QUARTERLY RESULTS

The Company’s quarterly financial statements are reported under IFRS issued by the IASB, as applicable to interim financial reporting. The following table provides highlights from the quarterly results of the Company’s unaudited condensed consolidated interim financial statements for the past eight quarters.

	2025 Q3	2025 Q2	2025 Q1 (Restated)	2024 Q4 (Restated)
Loss from operations	$(5,189,474)	$(2,010,730)	$(1,532,510)	$(1,098,900)
Net loss	(4,962,735)	(2,207,136)	(1,639,035)	(1,136,526)
Total comprehensive loss	(5,179,602)	(1,979,702)	(1,116,109)	(639,694)
Net loss per share – basic and diluted	$(0.05)	$(0.03)	$(0.02)	$(0.01)

	2024 Q3 (Restated)	2024 Q2 (Restated)	2024 Q1 (Restated)	2023 Q4 (Restated)
Loss from operations	$(410,316)	$(1,065,815)	$(543,411)	$(370,267)
Net loss	(358,608)	(1,001,067)	(588,994)	(1,172,155)
Total comprehensive loss	(1,216,549)	(1,101,449)	(587,258)	(1,435,007)
Net loss per share – basic and diluted	$(0.00)	$(0.02)	$(0.01)	$(0.04)

The successive increase in loss from operations from the first quarter to the third quarter of 2025 is mainly related to the increased operating activities at the San Luis Project following its acquisition in May 2024. This included costs related to concession fees, site preparation, camp and field operations, as well as salaries, contractor fees, and project administration. The commencement of the maiden drilling program at the Bonita vein system in June 2025 further contributed to the increase. G&A expenses also rose significantly in this quarter primarily due to higher filing and regulatory fees related to the TSX listing, increased salary costs from expanding the corporate team after acquiring the San Luis Project, and higher share-based compensation from new stock option grants in 2025.

The increase in loss from operations in the fourth quarter of 2024 from the preceding quarter is mainly related to the addition of operating expenses from the San Luis Project. The higher net loss also reflects additional impairment losses recognized on the Alta Victoria and Politunche properties.

The increase in loss from operations and net loss in the second quarter of 2024 is mainly related to an increase in stock-based compensation due to the granting of new options to consultants in March 2024.

The increase in net loss in the fourth quarter of 2023 is due to the impairment losses incurred from the Alta Victoria and the Politunche properties.

The change in total comprehensive loss is related to the foreign currency translation for the respective periods.

LIQUIDITY AND CAPITAL RESOURCES

	June 30, 2025	September 30, 2024
Cash and cash equivalents	$24,281,664	$2,500,894
Receivables	54,736	275,000
Prepaids and other	145,541	25,536
Value-added tax receivable	199,214	15,357
Accounts payable and accrued liabilities	1,104,824	372,481
Consideration payable	1,705,375	1,687,375
Total current assets	24,681,155	2,816,787
Total current liabilities	$2,810,199	$2,059,856

The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to obtain the necessary funds primarily through the issuance of common shares in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that future equity financing, debt facilities, or strategic alternatives will be available on acceptable terms to the Company or at all.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

In March 2025, the Company announced that it had closed its previously announced bought deal private placement, pursuant to which the Company sold 23,000,000 common shares of the Company at a price of $1.40 per common share for aggregate gross proceeds of $32,200,000, which includes the full exercise of the Underwriters’ Option of 3,000,000 shares (the “Offering”). The Company intends to use the net proceeds of $30,036,728 from the Offering to fund the advancement of exploration activities at the Company’s San Luis Project, as well as for working capital and general corporate purposes.

Cash used in operating activities during the three and nine months ended June 30, 2025, was $4,269,422 and $6,795,248, respectively (June 30, 2024 – $257,350 and $1,336,186, respectively). The increased use of cash is primarily attributable to the increase of the Company’s operating activities, offset by the the timing of payments affecting changes in non-cash working capital item such as receivables and accounts payable and accrued liabilities.

Cash used during the three months ended June 30, 2025 and the cash generated during the nine months ended June 30, 2025, from financing activities, was $123,367 and $30,003,711, respectively (cash generated during the three and nine months ended June 30, 2024 – $9,210,650 and $12,192,130, respectively). The decrease in cash flow during the three months ended June 30, 2025, is primarily due to no private placement taking place during the period, whereas in the same period in 2024, the Company received proceeds of $9,206,900 from private placement. The increase in cash flow during the nine months ended June 30, 2025 is primarily attributable to the proceeds from the private placement of $32,200,000 (June 30, 2024 – $12,231,400) and the exercise of warrants and options of $180,350 (June 30, 2024 – $3,750), offset by the share issue cost of $2,163,272 (June 30, 2024 – $43,020) and finance costs paid of $213,367 (June 30, 2024 – $nil).

Cash used from in investing activities during the three and nine months ended June 30, 2025, was $1,588,711 and $1,412,535, respectively (June 30, 2024 – $6,728,369 and $6,759,586, respectively). The decreased in cash used during the three and nine months ended June 30, 2025, is primarily attributable the acquisition of the San Luis Project in May 2024.

FINANCING USE OF PROCEEDS

Net proceeds from the Offering of $30,036,728 has been and will continue to be deployed to fund the advancement of exploration activities at the Company’s San Luis Project as well as for working capital and general corporate purposes, consistent with the disclosed use of proceeds at the time of the Offering. The Company’s drilling program at San Luis began in June 2025.

COMMITMENTS AND CONTINGENCIES

At June 30, 2025, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	Total
Accounts payable and accrued liabilities	$1,104,824	$–	$1,104,824
Consideration payable	1,705,375	–	1,705,375
Office rent obligations	457,200	420,600	877,800
	$3,267,399	$420,600	$3,687,999

SHARE CAPITAL INFORMATION

As at August 12, 2025, the Company had the following securities issued and outstanding:

●	105,470,985 common shares

●	7,095,000 shares issuable pursuant to exercise of stock options

●	29,350,000 shares issuable pursuant to exercise of warrants

As at August 12, 2025, no common shares were issued under the Company’s at-the-market program announced on April 10, 2025.

PROPOSED TRANSACTIONS

There are no undisclosed proposed transactions as of the date of this MD&A.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements, other than the Company’s obligation for future rental payments described in “Related Party Transactions”.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s President and Chief Executive Officer, Chief Financial Officer, President Peru, and Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the three and nine months ended June 30, 2025 and 2024 is comprised of the following:

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Share-based compensation	$364,363	$–	$1,335,157	$559,265
Salaries and benefits	345,729	–	714,080	–
Professional fees	–	135,479	156,605	389,503
	$710,092	$135,479	$2,205,842	$948,768

Professional fees relate to the following related party transactions with the Company or Company controlled entities during the period:

a)	Stephen Brohman was the Company’s CFO until January 2, 2025. He is a principal of Donaldson Brohman Martin CPA Inc. (“DBM CPA”), a firm in which he has significant influence. DBM CPA provides the Company with accounting and tax services.

b)	David Fincham was appointed as the Company’s CEO effective October 2022 to October 2024.

c)	Dr. Leandro Echavarria was the Company’s VP of Exploration until January 7, 2025. He has significant influence of LE Geological Services USA. that provided geological services to the Company.

As of June 30, 2025, there were no outstanding amounts receivable from or payable to the key management personnel noted above. As of June 30, 2024, accounts payable and accrued liabilities included $45,744 due to key management personnel referred to above.

Related party arrangement

In October 2024, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies (Titan Mining Corporation, Augusta Gold Corp. and Armor Minerals Inc.) related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by the related companies. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on June 30, 2025, was approximately $847,600 (September 30, 2024 – $nil), determined based on the Company’s average share of rent paid since the date the Company entered into the arrangement in October 2024.

The Company was charged for the following with respect to these arrangements in the three and nine months ended June 30, 2025 and 2024:

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Salaries and benefits	$618,361	$–	$1,306,274	$–
Office and other	152,541	–	352,399	–
Filing and regulatory fees	139	–	139	–
Marketing and travel	5,983	–	13,409	–
	$777,024	$–	$1,672,221	$–

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

At June 30, 2025, amounts in receivables include $26,633 due from a related party (September 30, 2024 – $nil) with respect to this arrangement.

All related party balances are unsecured and are due within thirty days without interest.

MATERIAL ACCOUNTING POLICIES AND ESTIMATES

In preparing the accompanying condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the condensed consolidated interim financial statements are the same as those described in the consolidated annual financial statements for the year ended September 30, 2024.

New accounting policies issued but not yet effective

Certain pronouncements have been issued by the IASB or International Financial Reporting Interpretations Committee that are not mandatory for the current period and have not been early adopted. The amendments are effective for accounting periods beginning on or after October 1, 2024, with earlier application permitted. The Company has reviewed these updates and the amendment that is applicable to the Company is discussed below:

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.

VOLUNTARY CHANGE IN ACCOUNTING POLICY

During the previous quarter ended March 31, 2025, the Company reviewed its accounting policy with respect to exploration and evaluation expenditures. As a result of this review, management has voluntarily elected to change the accounting policy effective January 1, 2025, in order to enhance the relevance and reliability of the information available to the users of the Company’s financial statements. The change in accounting policy has been made with respect to and in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, and has been recognized on a full retrospective basis. Please refer to Note 3 of the Company’s condensed consolidated interim financial statements for the three and nine months ended June 30, 2025, for full disclosure of the quantified effect of this change in accounting policy.

Under the new accounting policy, the Company capitalizes significant direct costs of acquiring resource property interests. Subsequent to the acquisition of a mineral interest, exploration and evaluation costs incurred, including those related to asset retirement obligations, are expensed as incurred up to the date the technical feasibility and commercial viability of extracting mineral resources are demonstrable for a project and on receipt of project development approval from the Board of Directors. The approval from the Board of Directors will be dependent on the Company obtaining necessary permits and licenses to develop the mineral property. At this point, exploration and evaluation assets are assessed for impairment and then reclassified to property, plant and equipment. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, with any impairment loss recognized as an expense.

The financial results disclosed in this MD&A from prior periods that have been affected as a result of the change in accounting policy will be indicated as such with “Restated.”

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, liquidity risk and currency risk.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, receivables, reclamation deposit and value-added tax receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $24,617,535 represents the maximum exposure to credit risk.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Fluctuations in market rates do not have a significant impact on the Company’s operations. For the three and nine months ended June 30, 2025 and 2024, every 1% fluctuation in interest rates up or down would have had an insignificant impact on profit or loss.

c)	Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

d)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At June 30, 2025, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company and subsidiaries is the Canadian dollar and the Peruvian Soles respectively, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in the US dollar. As at June 30, 2025, cash and cash equivalent of $481,930 (September 30, 2024 – $304,052), reclamation deposit of $59,610 (September 30, 2024 – $59,052), receivables of $nil (September 30, 2024 – $19,312), consideration payable of $1,705,375 (September 30, 2024 – $3,374,750), and accounts payable and accrued liabilities of $585,169 (September 30, 2024 – $167,283) are denominated in the US dollar. For the nine months ended June 30, 2025, if the US dollar to Canadian dollar and Peruvian Soles currency exchange rate changes by 10% with all other variables held constant, the impact on the Company’s net loss is $175,001 (nine months ended June 30, 2024 – $319,609).

CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity attributable to shareholders of the Company, net of cash and cash equivalents. Capital is summarized in the following table:

	June 30, 2025	September 30, 2024 (Restated)
Equity attributable to shareholders of the Company	$33,101,179	$9,579,320
Less: Cash and cash equivalents	(24,281,664)	(2,500,894)
	$8,819,515	$7,078,426

Highlander Silver Corp.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, unless otherwise noted)

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, or sell assets. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through a combination of equity financing and/or other forms of financing.

The Company did not have any externally imposed restrictions as at June 30, 2025. To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the San Luis Project.

RISKS AND UNCERTAINTIES

The Company is exposed in varying degrees to a variety of financial instrument related risks as discussed in the Company’s 2024 annual MD&A dated January 28, 2025 which is available on SEDAR+ at www.sedarplus.ca.

Highlander’s business activities are subject to significant risks, including, but not limited to, those described in previous disclosure documents. Any of these risks could have a material adverse effect on Highlander, its business and prospects, and could cause actual events to differ materially from forward looking statements related to Highlander.

Limitations of Controls and Procedures

Management has implemented disclosure control and procedures and internal controls over financial reporting intended to allow for the appropriate fair presentation of financial and other information that the Company is required to disclose. Any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

For the current quarter ended June 30, 2025, the Company’s officers are not required to certify the design and evaluation of the Company’s disclosure controls and procedures and internal controls over financial reporting and have not completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective basis disclosure controls and procedures and internal controls over financial reporting for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

QUALIFIED PERSON

The scientific and technical information in this document related to San Luis is derived from the technical report titled “Technical Report for the San Luis Property” with an effective date of January 15, 2025, prepared by independent qualified person, Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng. The scientific and technical information in this report related to La Estrella was based upon the Company’s news releases dated July 11, 2023, and July 17, 2023, which disclosure was approved by Graeme Lyall, a QP under NI 43-101, who was, at the time of such news releases, a Director of the Company.